Filed by Marriott International, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-6(b)
of the Securities Exchange Act of 1934, as amended

Subject Company: Starwood Hotels & Resorts Worldwide, Inc.
Commission File No. for Registration Statement on
Form S-4 filed by Marriott International, Inc.: 333-208684

UPDATE REGARDING THE PROPOSED STARWOOD MERGER TRANSACTION—

SPECIAL MEETING SCHEDULED FOR MARCH 28, 2016 TO BE ADJOURNED TO APRIL 8, 2016

YOUR VOTE IS IMPORTANT—PLEASE VOTE YOUR PROXY CARD “FOR” THE REVISED TRANSACTION

March 24, 2016

Dear Fellow Stockholder,

On March 21, 2016, we announced that we amended our Agreement and Plan of Merger with Starwood. We need your vote as a Marriott stockholder at a Special Meeting of Stockholders to approve our revised proposal to combine Marriott and Starwood under this amended agreement. The special meeting will be convened on March 28, 2016 for the sole purpose of adjourning the meeting to April 8, 2016.

The Marriott Board believes the Starwood acquisition is in the best interest of all stockholders and unanimously recommends that you vote “FOR” the proposal on the enclosed proxy card. Since the April 8, 2016 Special Meeting of Stockholders is quickly approaching—we urge you to vote your proxy card by Internet, Telephone or Mail promptly.

Under the revised deal terms, Starwood shareholders will receive 0.80 shares of Marriott stock plus $21.00 in cash for every share of Starwood common stock. This increases the total amount to be paid to a Starwood shareholder from $69.31 to $79.53 per share, based on the $73.16 closing price of Marriott stock on March 18, 2016, the last trading day before we announced our amended agreement with Starwood, which represents a total value of $13.6 billion. Marriott stockholders will own approximately 66 percent of the combined company.

Note that Starwood stockholders will also be entitled to receive separate consideration in the form of shares of Interval Leisure Group, Inc. (ILG) common stock from the previously announced spin-off of the Starwood timeshare business. The consideration provided for in our agreement with Starwood, together with the consideration from the ILG transaction, have a combined value of $85.36 per share of Starwood common stock, based on the March 18 closing price of Marriott common stock ($73.16) and ILG common stock ($13.74) on March 18, 2016.

VOTE “FOR” THE ACQUISITION TO CREATE A COMBINED COMPANY WITH THE ABILITY TO DELIVER SUPERIOR PERFORMANCE AND SIGNIFICANT STOCKHOLDER VALUE

There are significant opportunities to build value for both Marriott and Starwood stockholders from a combined company:

•	Powerful Loyalty Programs. Our enhanced loyalty programs should increase access to new customers, create opportunities for new partnerships, and provide greater competiveness in the digital marketplace.

•	Benefits of Sales Integration. The sales integration should benefit existing Marriott hotels through exposure to Starwood’s brand-loyal, affluent guests, and benefit Starwood hotels through Marriott’s expertise in corporate, group and mid-market accounts.

•	Brand Portfolio. Our broad portfolio of 30 brands can be uniquely positioned against distinct and profitable customer segments.

•	Significant Synergies. We have high confidence in achieving general and administrative cost synergies. Based on our extensive due diligence, the total cost synergies have been raised to a pre-tax run-rate figure of $250 million up from $200 million. We expect these synergies will be fully achieved within two years post close.

•	Growth Opportunities. There are opportunities to accelerate growth from the ability to access underpenetrated markets as a combined portfolio.

•	Attractive Balance Sheet and Sustainable Cash Flow. We have an attractive balance sheet and significant cash flow: the higher cash component in the revised deal improves efficiency of capital structure and reduces use of valuable Marriott equity. Following announcement of the revised deal, each of the major rating agencies—Standard & Poor’s, Moody’s and Fitch—reaffirmed Marriott’s BBB/Baa-2 investment grade rating with a stable outlook. Our asset-light model and appropriate leverage should ensure long-term sustainability of cash flow.

•	Enhance Competitiveness of Hotels. Marriott and Starwood hotels should see lower costs as they benefit from shared service operating structures and synergies, such as marketing, reservations, and procurement.

•	Growth of Starwood’s Brands. Starwood’s unit growth should benefit from Marriott’s strong owner and franchisee relationships, and from the track record of sustained growth driven by Marriott’s global development organization.

The Marriott Board remains confident that the Marriott—Starwood merger is in the best interest of all stockholders and unanimously recommends that you vote “FOR” the proposals to approve the combination.

PLEASE VOTE THE ENCLOSED PROXY CARD PROMPTLY!

Please vote, whether or not you expect to attend the Marriott Special Meeting. Submitting your proxy now will not prevent you from later voting in person. You are also encouraged to carefully read the joint proxy statement/prospectus—dated February 17, 2016 and supplemented by the Form 8-K filed by the Company on or about March 25, 2016—which provides detailed information about the proposed acquisition and the amended Agreement and Plan of Merger.

If you have already voted, and do not wish to change your vote, your previously cast vote is valid and no further action is required on your part. If you wish to change your vote, a duplicate proxy card is enclosed for this purpose. A later-dated and timely received proxy card, telephone vote or internet vote will supersede any previously-dated vote. If you have any questions or need assistance in voting your shares, please contact MacKenzie Partners, Inc. at 800-322-2885 Toll-Free or by email at MARproxy@mackenziepartners.com.

On behalf of the Marriott Board and management team, thank you for your continued support.

Sincerely,

Arne M. Sorenson

President and Chief Executive Officer

Additional Information and Where to Find It

This communication relates to a proposed business combination between Marriott and Starwood. In connection with this proposed business combination, on February 16, 2016, Marriott filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed business combination. The registration statement on Form S-4 was declared effective by the Commission on February 17, 2016. Each of Marriott and Starwood mailed the joint proxy statement/prospectus to its respective stockholders beginning on or around February 19, 2016. INVESTORS AND SECURITY HOLDERS OF MARRIOTT AND STARWOOD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents (when available) that Marriott and Starwood file with the Commission at the Commission’s website at www.sec.gov. In addition, these documents may be obtained from Marriott free of charge by directing a request to investorrelations@marriott.com, or from Starwood free of charge by directing a request to ir@starwoodhotels.com.

Note on forward-looking statements: This letter contains “forward-looking statements” within the meaning of U.S. federal securities laws, including the parties’ plans for closing the transaction; statements concerning the benefits of the transaction and other anticipated future events and expectations that are not historical facts. We caution you that these statements are not guarantees of future performance and are subject to numerous risks and uncertainties, including the receipt of necessary consents, and other risk factors that we identify in our most recent annual report on Form 10-K and in the joint proxy statement / prospectus on Form S-4 that we filed with the U.S. Securities and Exchange Commission on February 16, 2016. Any of these factors could cause actual results to differ materially from the expectations we express or imply in this press release. We make these forward-looking statements as of the date of this letter. We undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.